Exhibit 99.1

Country Style Cooking Restaurant Chain Announces Addition to the Board

Chongqing, China, March 7, 2014 — Country Style Cooking Restaurant Chain Co., Ltd (NYSE: CCSC) (“Country Style Cooking” or the “Company”), a fast-growing quick service restaurant chain in China, today announced the appointment of Mr. Zhiyun Peng as a director of the Company, effective March 10, 2014.

Mr. Peng has served as a director and the general manager of Sky Success Venture Holdings Limited since 2010. From 2009 to 2010, he was a director and the general manager of Shanghai Novich Venture Investment Co., Ltd. Mr. Peng began his career as an attorney in China from 2003 to 2009 and received his BA and MA degrees from China University of Political Science and Law.

Ms. Hong Li, Chairman and Chief Executive Officer of Country Style Cooking, commented, "We are pleased to have Mr. Peng join our Board. His experience in corporate law, investment and management will be a great asset to our Company and its shareholders as we continue to build and expand our market position. I look forward to Mr. Peng’s advice and contribution as we continue our efforts to build long-term value for our shareholders."

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd

Adam Zhao

Chief Financial Officer

Phone: +86-23-8866-8866

Email: ir@csc100.com

ICR Inc.

Bill Zima

Phone: +86-10-6583-7511 or +1-646-328-2520

E-mail: bill.zima@icrinc.com